                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

FORM 12b-25/A                                   COMMISSION FILE NUMBER 0-3953
                                                                       ------

                         NOTIFICATION OF LATE FILING
                               Amendment No. 1

(Check One):

[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

          For Period Ended: June 30, 1995.
                            -------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:            .
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.
                                                --------------
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                      PART I - REGISTRANT INFORMATION

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          Full Name of Registrant:  Sensormatic Electronics Corporation
                                    -----------------------------------

          Former Name if Applicable:  Not applicable
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          Address of Principal Executive Office (Street and Number):

                 500 N.W. 12th Avenue
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          City, State and Zip Code:

                 Deerfield Beach, Florida 33442
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                      PART II - RULES 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X]       (b)   The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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                             PART III - NARRATIVE

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        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
        10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        The Registrant is unable to file the subject report within the prescribed time period because the preparation of the financial statements to be included in the subject report, and the audit thereof, have not been completed. This delay resulted from an expansion of the scope of the audit to include additional procedures.

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                         PART IV - OTHER INFORMATION

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(1)     Name and telephone number of person to contact in regard to this notification:

               Miguel A. Flores           (305)                  420-2151
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               (Name)                   (Area Code)          (Telephone Number)


(2)     Have all other periodic reports required under Section 13 or 15(d) of       [X] Yes  [ ] No
        the Securities Exchange Act of 1934 or Section 30 of the Investment
        Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

(3)     Is it anticipated that any significant change in results of operations      [X] Yes  [ ] No
        from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


        See Annex 1.

                      SENSORMATIC ELECTRONICS CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 1995.              By     /s/ Miguel A. Flores
                                        ------------------------------------
                                                Miguel A. Flores
                                                Vice President and Treasurer


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                                                                         ANNEX 1



         Revenues for the fiscal year ended June 30, 1995 were $889 million, an increase of 36 percent over the prior fiscal year. Operating income decreased from $105 million in fiscal 1994 to $98 million in fiscal 1995. Net income increased from $72 million in fiscal 1994 to $74 million in fiscal 1995. Earnings per share declined from $1.13 to $1.02 (on 3.8 million more shares outstanding as compared to the prior year). The earnings results were negatively impacted by adjustments for the timing of revenue and expense recognition, acquisition costs related primarily to the Knogo transaction, higher expense levels, and lower than expected sales in the Registrant's European operations.

         Fourth quarter revenues were $263 million, up 38 percent from the previous year's $191 million. Operating income decreased to $12 million from $29 million the previous year, and net income was $13 million, down from $22 million for the prior year. Earnings per share were $0.17, compared to $0.34 for the prior year, on 5.7 million more shares outstanding.

         In addition, the Registrant's third fiscal quarter will be restated to $218 million in revenues, $23 million in operating income, $15 million in net income, and $0.21 in earnings per share, compared to the previously reported $239 million of revenue, $34 million of operating income, $24 million of net income, and $0.33 earnings per share.
         This downward restatement of revenues relates primarily to out-of-period revenue that had been prematurely recognized in the third quarter, and has now been substantially carried forward into the fourth quarter. In addition, third quarter expenses were increased as a result of expensing certain items that had been inappropriately capitalized in connection with acquisitions, primarily the Knogo acquisition.



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                                                                         ANNEX 1


                     SENSORMATIC ELECTRONICS CORPORATION
                        SUMMARY FINANCIAL INFORMATION
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                     THREE MONTHS ENDED                      YEAR ENDED
                     ------------------                      ----------
                    JUNE 30,     JUNE 30,             JUNE 30,        JUNE 30,
                      1995         1994                 1995            1994
                      ----         ----                 ----            ----
Revenues             $262.8       $190.7               $889.5          $656.0

Operating Income     $ 11.6       $ 28.9               $ 97.9          $104.8

Net Income           $ 12.8       $ 22.0               $ 73.7          $ 72.1

Primary EPS          $ 0.17       $ 0.34               $ 1.02          $ 1.16

Fully Diluted EPS    $ 0.17       $ 0.34               $ 1.02          $ 1.13



Number of Shares Included
in the Computation of
Earnings per Common Share


Primary                73.8         65.0                 72.0            61.9
Fully Diluted          74.3         68.6                 72.2            68.3




                                   */ more-

                                                                         ANNEX 1

                     SENSORMATIC ELECTRONICS CORPORATION
                        SUMMARY FINANCIAL INFORMATION
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)




                               THREE MONTHS ENDED                NINE MONTHS ENDED
                               ------------------                -----------------
                              MARCH 31,   MARCH 31,            MARCH 31,     MARCH 31,
                               1995(*)      1994                1995(*)        1994
                               -------      ----                -------        ----

Revenues                        $217.9     $162.2               $626.6       $465.3

Operating Income                $ 22.7     $ 25.1               $ 86.3       $ 75.9

Net Income                      $ 15.5     $ 16.4               $ 60.8       $ 50.0

Primary EPS                     $ 0.21     $ 0.27               $ 0.85       $ 0.82

Fully Diluted EPS               $ 0.21     $ 0.26               $ 0.85       $ 0.79


Number of Shares Included
in the Computation of
Earnings per Common Share

Primary                           73.8       61.2                 71.4         61.0
Fully Diluted                     73.8       68.5                 71.5         68.3




(*) Restated



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